Mail Stop 3561

February 21, 2008

Eng Kok Yap, President
Lans Holdings, Inc.
Penthouse Menara Antara,
No 11 Jalan Bukit Ceylon
Kuala Lumpur, Malaysia

> **Re:** **Lans Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 28, 2008**
> **File No. 333-148395**

Dear Mr. Yap:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. We note your response to comment 1 in our letter dated January 23, 2008. Your response appears to address the corporate resolutions taken to ratify the actions of your promoters, however, it does not address your ability to offer and sell your shares in reliance upon Regulation S. Please provide us with a legal analysis of how you offered and issued these shares prior to your incorporation and why you believe that it is appropriate to register them at this time. For example, please tell us which Category you relied upon under Rule 903 of Regulation S and why. Please also tell us how purchasers "were given adequate access to sufficient information about [you] to make an informed investment decision," as you indicate on page 48, considering you had not yet been formed. And tell us whether investors were advised as to the fact that the company had not yet been formed at the time they executed the subscription agreement. Please provide your response in your registration

statement, including the response you provided to comment 1 in our letter dated January 28, 2008.

<u>Exhibit 5.1</u>

2. We note your response to comment 4 in our letter dated January 23, 2008. We note your indication that counsel has no obligation to update the opinion "*as of* the date of effectiveness," however, please revise the opinion so that it reads "*after* the date of effectiveness."

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David S. Jennings, Esq.